Spintura, Inc.



ANNUAL REPORT

215 East 68th St.

New York, NY 10065

(866) 843-5947

spintura.com

This Annual Report is dated June 15, 2021.

BUSINESS

SPINTURA is a next generation social media platform that rewards users and content creators with cryptocurrency. This new ecosystem will enable users to express themselves freely while giving them the opportunity to receive significant rewards for their efforts using new patent pending photo sharing tools. Early adopters will receive tokens, called SPINS, for downloading and trying our new platform. Creating compelling content that other users like, follow, or share earns even more SPINS while helping our community grow. The SPIN economy will empower users allowing one to promote on another's feed directly without having to use a third party. Users will also be able to receive payment from established brands for accessing the content that the user owns as well as for the purchase of products and services on the SPINTURA platform.

Previous Offerings

Between 2020 and 2019, we sold 26,357 [shares of common stock] in exchange for $1 per share under Regulation Crowdfunding.

Name: Common Stock

Type of security sold: Equity

Final amount sold: $535.80

Number of Securities Sold: 5,358,000

Use of proceeds: Operations

Date: December 31, 2018

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Circumstances which led to the performance of financial statements:

Prior operating history and performance was primarily focused on Research & Development and Legal and Professional expenses related to Spintura's innovative, proprietary, and revolutionary product and service. We anticipate sufficient funding to allow for operations from between 12-24 months before a subsequent funding will be necessary for operations. With no additonal funding we anticipate operations to continue for a period of between 3-6 months.

Historical results and cash flows:

Prior cash flows, operating history and performance was primarily focused on Research & Development and Legal and Professional expenses related to Spintura's innovative, proprietary, and revolutionary product and service

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $10,863.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: David Chassen

Amount Owed: $33,831.00

Interest Rate: 0.0%

Maturity Date: December 31, 2021

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: David Chassen

David Chassen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Director, Chairman, President, Secretary

Dates of Service: August 21, 2017 - Present

Responsibilities: Run the company

Name: Veljko Duricic

Veljko Duricic's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CTO

Dates of Service: July 01, 2018 - Present

Responsibilities: Lead the development of the technology

Other business experience in the past three years:

Employer: Apon

Title: CTO

Dates of Service: January 01, 2014 - January 01, 2018

Responsibilities: Director of technical development

Name: Armann Kojic

Armann Kojic's current primary role is with Greenvolt. Armann Kojic currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Advisor and Director

Dates of Service: January 01, 2017 - Present

Responsibilities: Advise on company development

Other business experience in the past three years:

Employer: Apon

Title: CEO

Dates of Service: January 01, 2014 - August 01, 2018

Responsibilities: Lead all development projects

Other business experience in the past three years:

Employer: Greenvolt

Title: CEO

Dates of Service: August 01, 2018 - Present

Responsibilities: Run day to day operations

Other business experience in the past three years:

Employer: Spintura, Inc

Title: CTO

Dates of Service: August 21, 2017 - October 01, 2018

Responsibilities: Head app development team

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: David Chassen

Amount and nature of Beneficial ownership: 4,018,500

Percent of class: 4

Title of class: Common Stock

Stockholder Name: Armann Kojic

Amount and nature of Beneficial ownership: 446,589

Percent of class: 4

RELATED PARTY TRANSACTIONS

Name of Entity: David Chassen

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Cash contributed to fund operations. $17,935 in 2019 and $21,500 in 2020.

Material Terms: No material terms established for the transaction. Cash contributed to fund operations. Total of $70,566 through 2020. David has the right to be reimbursed by Spintura, Inc.

OUR SECURITIES

Our authorized capital stock consists of 10,000,000 shares of common stock, par value $0 per share. As of December 31, 2020, 4,465,089- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Voting rights (currently issued to founders)

Each holder of voting Common Stock shall have one vote in respect of each share held by them of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

Voting rights (to be issued via crowdfunding)

These shares do not have voting rights. All investors will agree to assign their voting rights to the CEO. See form C for details of initial offering.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 15, 2021.

Spintura, Inc.

By   /s/ *David Chassen*

    Name: David Chassen

    Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Spintura, Inc



Financial Statements (unaudited)
For the Years Ended December 31st, 2019 and 2020

Statement of Financial Position

	As of 12/31/19	As of 12/31/20
Assets		
Cash & Cash Equivalents	$ 13,372	$ 10,863
Total Assets	$ 13,372	$ 10,863
Liabilities		
Short Term Debt		
Amounts due to Founder for Startup Costs	$ 51,766	$ 70,566
Total Liabilities	$ 51,766	$ 70,566
Equity		
Paid in Capital	$ 22,323	$ 23,598
Accumulated Losses	$ (60,716)	$ (83,301)
Total Equity	$ (38,393)	$ (59,703)
Total Liabilities & Equity	$ 13,373	$ 10,863

Statement of Operations

	2019	2020
Revenue	$ -	$ -
Operating Expenses		
R&D	$ 5,100	$ 12,699
Legal and Professional	$ 14,154	$ 8,760
General & Administrative	$ 2,671	$ 803
Marketing	$ 4,960	$ 323
Total Operating Expenses	$ 26,885	$ 22,585
Net Loss From Operations	$ (26,885)	$ (22,585)

Statement of Cash Flows

	2019	2020
Cash at beginning of period	$ -	
Net Loss from Operations	$ (26,885)	$ (22,585)
Cash used by Operating Activities	$ (26,885)	$ (22,585)
Cash from Investing Activities		
Cash from Financing Activities		
Shareholder Contribution	$ 100	-
Amounts Loaned By Founder	$ 17,935	$ 21,500
Crowdfunding Capital Received	$ 22,223	$ 1,275
Shareholder Loan Repayments		$ (2,700)
Total Financing Activities	$ 40,258	$ 20,075
Total net cash proceeds/(uses) during period	$ 13,373	$ (2,510)
Cash at end of period	$ 13,373	$ 10,863

Statement of Changes in Shareholders Equity

	Common Stock		Accumulated Paid in Capital (APIC)	Accumulated Deficit	Total Stockholder Equity
	# of Shares (Class A)	Amount			
Beginning Balance 1/1/19	5,358,000	$ -		$ (33,831)	$ (33,831)
Return of Class A Shares	-892,911				
Net Loss				$ (26,885)	$ (26,885)
Additional Paid in Capital from Crowdfunding			$ 22,323		$ 22,323
Ending Balance 12/31/2019	4,465,089	$ -	$ 22,323	$ (60,716)	$ (38,393)
Additional Paid in Capital from Crowdfunding			$ 1,275		$ 1,275
Net Loss				$ (22,585)	$ (22,585)
Ending Balance 12/31/2020	4,465,089	$ -	$ 23,598	$ (83,301)	$ (59,703)

Notes to the Financial Statements

December 31st, 2020

Note 1 - Nature of Operations

Spintura Inc. was formed on August 21, 2017 ("Inception") in the State of Delaware as an LLC and formally converted to a C Corporation effective November 13, 2018. The financial statements of Spintura Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, NY. Spintura Inc is a next generation social media platform that rewards users and content creators with crypto currency.

The company is continuing its ongoing crowdfunding campaign under regulation CF.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities.

Use of Estimates and Judgments

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the revenues, expenses and provisions and may not culminate in actual performance.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, prepaid spending cards, and highly liquid investments with maturities of three months or less when purchased.

Revenue Recognition

The Company will recognize revenues when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The business is subject to Corporate income and state income taxes. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Research and Development R&D

R&D consists of costs related to the design, modification, and improvement of the company's core products.

Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Dec 31, 2020. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

Note 3 - Debt

The "amounts due to founder" as reflected on the balance sheet represent out of pocket startup costs paid by the founder of the business. The liability is non-interest bearing and is payable at the discretion of the stockholders and to be settled in cash.

Note 4 - Commitments, Contingencies, compliance with laws and regulations

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the company is currently complying with all relevant laws and regulations.

Note 5 - Stockholder's Equity

We have authorized the issuance of 10,000,000 shares of our Class A common stock As of Dec 31, 2020, the company has currently issued 4,465,089 of these shares to the founders for $0 consideration. Additionally, the company secured $24k in crowdfunding investment money. This investment is recorded to paid in capital and no shares have been issued with respect to this investment which does not have to be repaid.

Note 6 - Related Party Transactions

The company has entered into a contract with its founders for the purposes of guaranteeing startup costs paid by the stockholders are repaid. As of Dec 31 2020, the company owes the founders $71K. See note 3.

Note 7 - Subsequent Events

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 6th, 2021, the date these financial statements were available to be issued. Based upon this evaluation, it was determined that no subsequent events occurred that require recognition or disclosure in the financial statements.

CERTIFICATION

I, David Chassen, Principal Executive Officer of Spintura, Inc., hereby certify that the financial statements of Spintura, Inc. included in this Report are true and complete in all material respects.

David Chassen

Principal Executive Officer